EXHIBIT 4(c)(2)

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the “Agreement”), dated as of March 14, 2005, is between Zindart Limited, a corporation organized under the laws of Hong Kong (the “Company”), and Peter A.J. Gardiner, a natural person (“Employee”).

Whereas, the Company and Employee are parties to an Employment Agreement dated October 1, 2000 (the “Employment Agreement”);

Whereas, the Company and Employee are parties to a separation and consulting agreement dated August 26, 2004 (the “Separation and Consulting Agreement”);

Whereas, Employee remains an employee of the Company; and

Whereas, the Company and Employee seek to amend and restate the Employment Agreement as provided herein.

Now, Therefore, in consideration of the premises and mutual convenants and agreements contained herein, and intending to be legally bound, the parties hereto hereby agree that the Employment Agreement shall be amended and restated as follows:

Section 1. Employment. The Company hereby continues to employ Employee, and Employee hereby accepts such continued employment, upon the terms and subject to the conditions set forth herein.

Section 2. Duties.

(a) Position. Employee shall be employed as Executive Chairman of the Company. Employee shall have such responsibilities and duties as are determined by the Company’s Board of Directors (the “Board”), consistent with his position, and as described in Section 2(b).

(b) Responsibilities. Employee’s responsibilities shall include, without limitation:

(i) Continuing to implement the strategy he initiated in 2001 to make Zindart into a global marketing company of collectibles, toys and other product lines;

(ii) Supporting Corgi Classics’ aggressive marketing and product development program to penetrate mass-market channels and to capture more revenues outside the United Kingdom; and

(iii) Assisting current board members in identifying, evaluating and recruiting new members of the Board closely attuned to the interests of the Company’s investors.

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(c) Board Membership. During Employee’s employment hereunder, the Company shall use its best efforts to cause Employee to continue to be a member of the Board, with all rights and privileges attendant thereto. Employee agrees to resign immediately from the Board upon his cessation of employment with the Company for any reason.

(d) Obligations.

(i) Except as otherwise provided herein, Employee agrees to devote his full working time, attention and energies to the performance of his duties for the Company.

(ii) It shall not be a violation of this Agreement for Employee, with the Board’s consent, to (a) serve on corporate, civic or charitable boards or committees, (b) deliver lectures, fulfill speaking engagements or teach at educational institutions, or (c) manage personal investments, so long as such activities do not significantly interfere with the performance of Employee’s responsibilities to the Company in accordance with this Agreement. It is expressly understood and agreed that to the extent that the such activities have been conducted by Employee prior to Employee’s commencement of employment with the Company, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) shall not thereafter be deemed to interfere with the performance of Employee’s responsibilities to the Company. Employee hereby represents and warrants to the Company that Employee’s current engagements in and commitments to the activities described in the previous sentence do not and shall not interfere with Employee’s ability to comply with Sections 2(a) and (b) above.

(iii) Notwithstanding any other provision of this Agreement, Employee shall have the right to make a written request to the Board in advance for a written statement that a proposed business, position or activity is not in violation of this Agreement, which determination the Board shall make in its sole discretion. If Employee receives such statement or, if within sixty (60) days of making the request, he receives no reply, he may assume that the business, position or activity is not competing or otherwise in violation of this Agreement, and he may proceed with such business, position or activity without such business, position or activity being considered to be violating any provision of this Agreement. However, if thereafter, the Board determines in its sole discretion that Employee’s conduct of such business, position or activity is in violation of this Agreement, it may notify him in writing of such determination and Employee shall cease such business, position or activity within sixty (60) days of receipt of such notice.

(e) Location. Employee’s primary duties shall be performed, among other places, primarily in Hong Kong and the United Kingdom. Employee acknowledges and agrees that Employee may be required to undertake a reasonable amount of travel in connection with the fulfillment of his duties to the Company hereunder.

Section 3. Term. Employee’s continued employment shall be for no specific term or duration, and, subject to Section 6(a) below, may be terminated by the Company or by Employee on six (6) months’ written notice. The Company may also immediately (or thereafter) terminate Employee’s employment and provide Employee with his Base Salary (as defined below) payable during said notice period, in lieu of providing notice or upon receipt of notice from Employee, which Base Salary payment shall be in addition to severance, if any, due pursuant to Section 7(b) below.

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Section 4. Compensation And Benefits. Until the termination of the Employee’s employment hereunder, in consideration for the services of Employee, the Company shall compensate Employee as follows:

(a) Base Salary. The Company shall pay Employee, in accordance with its then-current payroll practices and schedule, a base salary (“Base Salary”) in the amount of US$400,000, less required withholdings and deductions.

(b) Bonus. Employee is eligible to receive bonus compensation in addition to his Base Salary. The Board, in its sole discretion, shall determine whether to authorize payment, and the amount and payment date, of any such bonus.

(c) Vacation. Employee shall be entitled to twenty-five (25) days of paid vacation each year of employment, which shall accrue in equal amounts on the last day of each fiscal quarter. Employee’s total accrual of unused vacation days shall not exceed forty (40) days.

(d) Insurance, Etc. The Company shall provide accident, disability, life and health insurance (the “Benefits”) at its expense to Employee and his spouse, under group accident, travel, disability, life and health insurance plans (if any) maintained by the Company for its full-time, salaried, senior officer level employees (pursuant to the terms and conditions of such plans) as such employment benefits are modified from time to time by the Board for all full-time, salaried, senior officer level executives. The amount and extent of such coverage shall be subject to the discretion of the Board. The Company will also provide Employee with term life insurance with a death benefit of US$2,000,000.

(e) Grant of Options. At the sole discretion of the Board, Employee may from time to time be granted additional options to purchase American Depositary Shares of the Company.

(f) Indemnification. Employee, in connection with his employment and his service as an officer and/or director of the Company or any of its subsidiaries or other Affiliates, shall be indemnified under the laws of the jurisdiction in which each of the relevant entities is incorporated to the same extent as other senior executives of the Company are so indemnified. For the purpose of this Agreement, “Affiliate” means any person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. At all times during Employee’s employment, the Company shall maintain directors’ and officers’ liability insurance coverage covering Employee.

Section 5. Expenses.

(a) The Company shall reimburse Employee for all reasonable business expenses in accordance with the Company’s policies, including, without limitation, telecommunications, travel, and entertainment expenses incurred by Employee in connection with the business of the Company, upon the presentation by Employee of appropriate documentation. Air travel by Employee shall be on a Business Class basis or, where approved by the Board, reasonably necessary or reasonably appropriate, First Class. Employee shall furnish documentation concerning such expenses to the Company in a manner and form as required by the Company.

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(b) The Company agrees to provide to Employee at its sole expense:

(i) A luxury class automobile and all reasonable applicable insurance, maintenance and other operating costs thereof, or reimbursement to Employee of related costs, provided that the lease payments on such automobile payable or reimbursable by the Company hereunder shall not exceed US$1,250 per month in the aggregate.

(ii) A reserved parking place to the extent practicable, provided that the Company shall reimburse to Employee his parking expenses if the Company is unable to provide such parking place.

(iii) An annual physical examination for Employee and his spouse by a physician chosen by the Company.

(iv) All membership fees in any professional societies, associations or bodies appropriate to Employee’s position.

(c) The Company agrees to reimburse to Employee the reasonable professional fees and expenses of legal counsel incurred by Employee in connection with the negotiation and drafting of this Agreement, not in excess of US$3,000.

Section 6. Termination. Employee’s employment shall continue until terminated pursuant to Section 3 above, except if the employment of Employee shall earlier terminate as follows:

(a) Termination for Cause. Notwithstanding Section 3 above, and subject to any applicable notice and cure period provided below, the Company may terminate Employee’s employment immediately for “Cause.” For purposes of this Agreement, the term “Cause” shall mean any one or more of the following, as determined by the Board (excluding any vote of Employee):

(i) Employee shall have committed an act of misappropriation, embezzlement, fraud, or other similar intentional misconduct with respect to the Company’s business; or

(ii) Employee shall have been convicted by a court of competent jurisdiction of, or have pleaded guilty or nolo contendere to, any felony, or any misdemeanor involving moral turpitude, either of which materially affects the ability of Employee to perform his duties, obligations and responsibilities as set forth herein or the good name, goodwill or reputation of the Company; or

(iii) Employee shall have materially breached any one or more provisions of this Agreement and such breach shall not have been cured within thirty (30) days after written notice to Employee specifying the breach in reasonable detail; provided, however, that the foregoing opportunity to cure shall not apply if the Board reasonably determines that Employee’s breach is not capable of cure; or

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(iv) Employee takes any action or omits to take any action, which act or omission Employee knew or reasonably should have known would likely be materially adverse to the business of the Company, or any of its Affiliates; or

(v) gross negligence by Employee in the performance of, or willful disregard by Employee of, his employment obligations or authority as set forth herein; or

(vi) Employee shall have refused to obey any lawful resolution or direction of the Board that is consistent with his duties hereunder, and such refusal shall have continued for a period of ten (10) days after written notice to Employee specifying such refusal in reasonable detail.

(b) Resignation for Good Reason. Subject to Section 3 above and any applicable notice and cure period, Employee may resign from his employment for “Good Reason.” For purposes of this Agreement, “Good Reason” shall mean any one or more of the following:

(i) a material breach of this Agreement by the Company, which breach shall have continued for a period of thirty (30) days after written notice by Employee to the Board specifying the breach in reasonable detail; or

(ii) a material and substantial reduction in the authority, duties or responsibilities of Employee to a level below those associated with the position as described in Section 2 hereof, or material adverse change in Employee’s job title, or a material and detrimental alteration of the terms, conditions or scope of Employee’s employment, as described in that section, or a demotion or replacement of Employee, whether or not undertaken following a sale, merger, acquisition, consolidation or restructuring, and whether or not accompanied by a change in title or a reduction in salary or benefits; or

(iii) any reduction in Employee’s then-current Base Salary or other benefits provided hereunder, unless such reduction is consistent with Section 4(d); or

(iv) the failure of the Company to obtain an agreement reasonably satisfactory to Employee from any successor to assume and agree to perform this Agreement, as contemplated in Section 15(e) hereof or, if the business for which Employee’s services are principally performed is sold or transferred, the failure of the Company to obtain such an Agreement from the purchaser or transferee of such business.

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(c) Death or Disability. Employee’s employment will be terminated immediately upon Employee’s death. In the event of Employee’s Disability, the Company agrees to continue payment of Employee’s Base Salary during his employment; provided, however, Employee’s employment may be terminated in accordance with applicable law by a vote of a majority of the Board if Employee remains Disabled for a period of more than six (6) months during any twelve (12) month period (“Disability” or “Disabled”). Employee shall be Disabled if he has a physical or mental impairment as a result of which he is unable to perform the essential functions of his job with or without reasonable accommodation. In the event Employee’s employment is terminated due to Employee’s death or Disability, as provided in this section, Employee shall not be entitled to receive any further compensation or payments from the Company (except for any Base Salary due Employee for his services performed prior to the date Employee’s employment with the Company terminates and/or any previously awarded but unpaid bonus). Any vested options owned by Employee as of his death may pass to his heirs in accordance with and subject to applicable law, subject to such restrictions on exercise, transfer and the like as were applicable to Employee.

(d) Notification of Termination. Any termination by the Company (which, for purposes of this Section and Section 7 shall be deemed to include a termination by the Board) for Cause, or by Employee for Good Reason, shall be communicated by Notice of Termination to the other party given in accordance with Section 14(a) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated and (iii) specifies the termination date (which date, in the case of termination for Good Reason, shall be not more than thirty (30) days after the giving of such notice). The failure by Employee or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Employee or the Company, respectively, or preclude Employee or the Company, respectively, from asserting such fact or circumstance in enforcing Employee’s or the Company’s rights.

In addition, Employee shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Employee a copy of a resolution duly adopted by the Board at a meeting of the Board called and held for such purpose (after reasonable notice to Employee and an opportunity for Employee to be heard before the Board), finding that in the good faith opinion of the Board, Employee was engaged in the conduct set forth in Section 6(a)(i), (ii), (iii), (iv), (v) or (vi).

Section 7. Certain Consequences Of Termination.

(a) Termination for Cause; Resignation without Good Reason. If Employee’s employment shall be terminated by the Company for Cause or by Employee’s resignation without Good Reason, the Company shall pay Employee his Base Salary and provide his Benefits only through the date of termination. No compensation or benefits will accrue or be owed to Employee for any period after the effective date of termination. The Company will not accrue liability of any kind on account of such termination.

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(b) Termination Without Cause; Resignation for Good Reason. If Employee’s employment shall be terminated by the Company without Cause or by Employee for Good Reason, the Company shall provide the following benefits (the “Severance Benefits”), regardless of any income received by Employee pursuant to any new employment of Employee during the period of payment of any severance payments under this paragraph (b):

(i) pay Employee his Base Salary through the date of termination and, in addition, severance pay equal to six (6) months of his Base Salary. All of the foregoing payments of severance shall be payable in accordance with the Company’s standard payroll schedule;

(ii) continue to provide the Benefits (with an appropriate “gross up” sufficient to result in Employee’s having no net income tax liability for such Benefits) for a period equal to that during which severance payments continue to be made under this section, to the extent Employee is not eligible for similar coverage under the plan of another Employer; and

(iii) subject to applicable law, accelerate to the date of Employee’s termination the vesting of Employee’s stock options that would have vested during the six (6) month period immediately following the effective date of the termination of his employment.

(c) Release. Employee’s entitlement to the Severance Benefits shall be conditioned on his delivery to the Company of a signed, final and binding, full general release of claims in a form acceptable to the Company.

Section 8. Confidential Information. Employee recognizes and acknowledges that certain assets of the Company and its Affiliates constitute Confidential Information. The term “Confidential Information” as used in this Agreement shall mean non-public information concerning financial data, strategic business plans, product development (or other proprietary product data), customer lists, marketing plans and other non-public, proprietary and confidential information of the Company or its Affiliates that is not otherwise available to the public (including, without limitation, information regarding clients, customers, pricing policies, methods of operation, proprietary computer programs, sales, products, profits, costs, markets, key personnel, formulae, product applications, technical processes, and trade secrets). Employee shall not, during or after his term of employment, use, or disclose all or any part of the Confidential Information to any person, firm, corporation, association, or any other entity, for any reason or purpose whatsoever, directly or indirectly, except as may be required pursuant to his employment hereunder, unless and until such Confidential Information becomes publicly available other than as a consequence of the breach by Employee of his confidentiality obligations hereunder. In the event of the termination of his employment, whether voluntary or involuntary and whether by the Company or Employee, or at any time upon the request of the Board, Employee shall return all property belonging to the Company or its Affiliates that are in Employee’s (or Employee’s heirs’ or personal representatives’) possession or control. In addition, Employee shall deliver to the Company all documents and materials containing Confidential Information and shall not take with him following his employment termination any documents, materials or data of any kind or any reproductions (in whole or in part) or extracts of any items containing, referring or relating to the Confidential Information.

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Notwithstanding the foregoing, in the event that Employee receives a request or is required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the Confidential Information, Employee agrees to (a) immediately notify the Company of the existence, terms and circumstances surrounding such request or requirement, (b) consult with the Company and its Affiliates on the advisability of taking legally available steps to resist or narrow such request or requirement, and (c) assist the Company and its Affiliates in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or that the Company waives Employee’s compliance with the provisions hereof, (i) Employee may disclose to any tribunal only that portion of the Confidential Information that Employee, as advised by counsel, is legally required to be disclosed and shall exercise his best efforts to obtain assurance that the disclosure will be treated confidentially and (ii) Employee shall not be liable for such disclosure unless disclosure to any such tribunal was caused by or resulted from a previous disclosure by Employee not permitted by this Agreement.

Section 9. Non-Competition. During all periods of Employee’s employment with the Company or its Affiliates, Employee agrees that, without the prior written consent of the Board, he will not, directly or indirectly, either as a principal, manager, agent, consultant, officer, stockholder, partner, investor, employee or in any other capacity, carry on, be engaged in or have any financial interest in, any business entity that engages in (1) the production or marketing of die-cast or injection-molded products or scale models or books and specialty packaging or (2) any logical horizontal or vertical extensions of the production or marketing of such products, in each case in anywhere in the world where the Company or its Affiliates’ products are sold or distributed (the “Business”); provided, however, that Employee may own, directly or indirectly, solely as a passive investment, securities of any entity traded on any national securities exchange or automated quotation system if Employee is not a controlling Person of, or a member of a group which controls, such entity and does not, directly or indirectly, “beneficially own” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, without regard to the sixty (60) day period referred to in Rule 13d-3(d)(1)(i)) 5% or more of any class of securities of such entity. Employee hereby acknowledges and agrees that the foregoing restrictive covenant is reasonable in terms of temporal, geographic and subject matter scope.

Section 10. Non-Solicitation. Employee acknowledges that, because of the nature of Employee’s work for the Company, Employee’s solicitation, serving or retention of certain customers, clients, vendors, suppliers, distributors or consultants (each such person or entity, a “Customer or Supplier”) or employees related to Employee’s work for the Company and its Affiliates relating to the Business would necessarily involve the unauthorized use or disclosure of Confidential Information, and the proprietary relationships and goodwill of the Company and its Affiliates. Accordingly, for a period of two years following the termination of Employee’s employment with the Company, Employee shall not, with respect to the Business, directly or indirectly, solicit, provide services to or retain any Customer or Supplier of the Company or its Affiliates with which the Company or its Affiliates engaged in business transactions during the two-year period prior to termination of Employee’s employment with the Company, provided that the restrictions contained in this sentence shall only apply to those activities described in clauses (1) and (2) of Section 9. Employee further agrees that for a period of two years following the termination of Employee’s employment with the Company, Employee shall not, directly or indirectly, solicit, induce, or attempt to solicit or induce, any Customer or Supplier or employee to terminate his, her or its relationship with the Company (including its Affiliates) relating to the Business for any purpose, including the purpose of associating with or becoming a Customer or Supplier or employee, whether or not exclusive, of Employee or any entity of which Employee is or becomes a partner, stockholder, principal, member, officer, director, principal, agent, trustee or consultant, or otherwise solicit, induce, or attempt to solicit or induce any such Customer or Supplier or employee to terminate his, her or its relationship with the Company relating to the Business for any other purpose or no purpose.

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Each and every obligation under Sections 9 and 10 shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part, such part or parts as are unenforceable shall be deleted from Sections 9 and 10 and any such deletion shall not affect the enforceability of all such parts of Sections 9 and 10 as remain not so deleted.

While the restrictions contained in Section 9 and 10 are considered by the parties to be reasonable in all the circumstances, it is recognized that restrictions of the nature in question may fail for technical reasons unforeseen and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company or the Employee but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

Section 11. Discoveries And Works. All Discoveries and Works made or conceived by Employee during his employment by the Company, jointly or with others, that relate to the business of the Company or its Affiliates, shall be owned by the Company. The term “Discoveries and Works” includes, without limitation, trade secrets and other confidential information, patents and patent applications, trademarks and trademark registrations and applications, service marks and service mark registrations and applications, trade names, copyrights and copyright registrations and applications. Employee shall (a) promptly notify, make full disclosure to, and execute and deliver any documents requested by, the Company, to evidence or better assure title to Discoveries and Works in the Company, as so requested, (b) renounce any and all claims, including, but not limited to, claims of ownership and royalty, with respect to all Discoveries and Works and all other property owned or licensed by the Company or its Affiliates, (c) assist the Company and its Affiliates in obtaining or maintaining for itself at its own expense patents, copyrights, trade secret protection or other protection of any and all Discoveries and Works, and (d) promptly execute, whether during his employment with the Company or thereafter, all applications or other endorsements necessary or appropriate to maintain patents and other rights for the Company and its Affiliates and to protect the title of the Company and its Affiliates thereto, including, but not limited to, assignments of such patents and other rights. Employee acknowledges that all Discoveries and Works shall be deemed “works made for hire” under the U.S. Copyright Act of 1976, as amended.

(a) Employee has provided on Schedule B hereto a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by Employee prior to employment with the Company, which belong to Employee alone or jointly with others, which relate to the Company’s or its Affiliates’ business, products or research and development, and which are not assigned to the Company or its Affiliates. If “none” is stated on Schedule B, Employee therefore represents that there are no such inventions, works of authorship, developments, improvements or trade secrets.

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(b) Employee understands that the provisions of this Agreement requiring assignment to the Company or its Affiliates do not apply to any invention made by an employee of the Company which qualifies fully under the provisions of Section 2870 of the California Labor Code which provides:

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under Subdivision (a), the provision is against the public policy of this state and is against the public policy of this state and is unenforceable.

Employee agrees to advise the Company promptly in writing of any inventions that he believes meet the criteria of Section 2870 of the California Labor Code, and will also provide at that time to the Company in writing all evidence necessary to substantiate that belief. the Company will keep in confidence and will not disclose to third parties without Employee’s consent any confidential information disclosed in writing to the Company relating to inventions that qualify fully under the provisions of Section 2870 of the California Labor Code.

Section 12. Remedies. Employee agrees that any breach of the covenants contained in Section 9, 10, or 11 would irreparably injure the Company. Accordingly, the Company may, pending the commencement and/or outcome of any arbitration pursuant to Section 13 below, in addition to pursuing any other remedies it may have in law or in equity, obtain an injunction against Employee from any court having jurisdiction over the matter, restraining any threatened or further violation of Section 9, 10 or 11 by Employee.

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Section 13. Dispute Resolution. To ensure rapid and economical resolution of any and all disputes that might arise in connection with this Agreement, Employee and the Company agree that any dispute or controversy arising under or in connection with this Agreement shall be resolved exclusively first, by mediation using a mediator mutually selected from Judicial Arbitration and Mediation Services (“JAMS”), and if not thereby resolved, by arbitration conducted before a mutually selected JAMS arbitrator or other mutually selected arbitrator, in San Francisco, California in accordance with the applicable rules of JAMS then in effect. The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

Section 14. General.

(a) Notices. All notices and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered personally or if sent by overnight courier or by certified mail, return receipt requested, postage prepaid, or transmitted by facsimile transmission, to the other party at the address sent forth below:

If to the Company, to:	Leo Paul Koulos
c/o Zindart Limited
1203 East Wing, New World Office Building
24 Salisbury Road
Tsimshatsui, Kowloon
Hong Kong
Telephone: (852) 2256 6000
Facsimile: (852) 2664 7066
If to Employee, to:	Peter A. J. Gardiner
Linden Park Hawick TD985U
Roxburghshire, Scotland
Telephone: 01450 376430
Facsimile: 01450 370275

Any such notice shall be effective (i) if delivered personally, when received, (ii) if sent by overnight courier, when receipted for, (iii) if mailed, five (5) days after mailing and (iv) if by facsimile, when electronically confirmed by the sender.

(b) Severability. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality or enforceability of the remaining provisions hereof shall not in any way be affected or impaired.

(c) Waivers. No delay or omission by either party hereto in exercising any right, power, or privilege hereunder shall impair such right, power, or privilege, nor shall any single or partial exercise of any such right, power, or privilege preclude any further exercise thereof or the exercise of any other right, power, or privilege.

(d) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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(e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Company’s successors and Employee’s personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees. This Agreement shall not be assignable by Employee, it being understood and agreed that this is a contract for Employee’s personal services. This Agreement shall not be assignable by the Company except in connection with a Change of Control or a transaction involving the succession by a third party to all or substantially all of the Company’s business and/or assets (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise), in which case the Company shall require any such successor to assume this Agreement and expressly agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Employer” shall include any successor to the Company’s business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

For purposes of this Agreement “Change of Control” shall mean (a) the acquisition of fifty (50) percent or more of each class of the outstanding shares of the Company by a third party which is not an Affiliate of the Company, (b) a merger, consolidation or other reorganization of the Company (other than reincorporation), if after giving effect to such merger, consolidation, or other reorganization, the shareholders of the Company immediately prior to such merger, consolidation, or other reorganization do not represent a majority in interest of the holders of voting securities (on a fully diluted basis) with the ordinary power to elect directors of the surviving entity after such merger, consolidation or other reorganization, or (c) the sale of all or substantially all of the assets of the Company to a third party who is not an Affiliate of the Company.

(f) Survivorship. The respective rights and obligations of the parties hereunder, including but not limited to Employee’s obligations under Section 9, 10 and 11 above, shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

(g) Each Party the Drafter. This Agreement and the provisions contained in it shall not be construed or interpreted for or against any party to this Agreement because that party drafted or caused to be drafted any of its provisions.

(h) Headings. All descriptive headings to sections and paragraphs in this Agreement are intended solely for convenience, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

(i) Entire Agreement. This Agreement, and any and all stock option agreements between the Company and Employee, contain the entire understanding of the parties, supersede all prior agreements and understandings relating to the subject matters hereof, including without limitation the Employment Agreement and the Separation and Consulting Agreement, and shall not be amended except by a written instrument hereafter signed by each of the parties.

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(j) This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of Hong Kong.

In Witness Whereof, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

/s/ Peter A.J. Gardiner PETER A.J. GARDINER

ZINDART LIMITED,
a Hong Kong Corporation

By:	/s/ Leo Paul Koulos
Leo Paul Koulos Duly authorized member of the Board of Directors

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